Ex. 99.1

August 16, 2011

By Facsimile and Overnight Courier

The Board of Directors
MRV Communications, Inc.
20415 Nordhoff Street
Chatsworth, CA  91311

Ladies and Gentlemen:

Raging Capital Management, LLC and its affiliates currently own approximately 5.8% of the outstanding shares of MRV Communications, Inc. (the “Company”).

We are writing to the members of the Board of Directors to express our extreme displeasure with the Company’s failure to address serious concerns raised by significant shareholders regarding the collective Board’s inability to maximize shareholder value.  The Company’s failure to address these concerns has apparently led to the formation of a Section 13(d) “group” of shareholders comprised of Boston Avenue, Spencer Capital, T2, Prescott Group and their affiliates (the “Boston Avenue Group”).  According to a Schedule 13D it filed on August 10, 2011, the Boston Avenue Group plans on calling a special meeting of shareholders for the purpose of reducing the size of the Board from eight to five, electing five director nominees, three of whom will be incumbents Charles Gillman (of Boston Avenue), Ken Shubin Stein (of Spencer Capital) and Igal Shidlovsky, and proposing that the Company return cash to its shareholders out of its cash reserve of approximately $120 million.

We are alarmed that matters have escalated to a point where significant shareholders feel compelled to call a special meeting in an effort to effectively replace a majority of the Board.  As you know, on June 18, 2011, Boston Avenue demanded that the Company declare and pay a $120 million cash dividend to the shareholders.  Shortly thereafter, we sent a private letter to the Company agreeing that the payment of a large dividend to shareholders would be in the best interests of the shareholders.  With more than $150 million in cash and short-term investments, and with nearly $200 million more current assets than liabilities, the Company’s balance sheet is clearly overcapitalized.  We believe that even after the payment of a large dividend, the Company would maintain strong liquidity, an enviable current ratio and a market capitalization and enterprise value that would be at an even greater percentage discount to shareholders’ equity.

We surmise that the formation of the Boston Avenue Group and its announcement of the extraordinary measures it plans on taking were prompted as a result of a fragmented Board that could not agree to approve a meaningful dividend or other measures to enhance shareholder value.  While we are not prepared to assign blame to any individual director, the collective Board must ultimately be held responsible for not being able to work together in an amicable and productive manner that advances the interests of shareholders.  We feel that the calling of a special meeting of shareholders to reconstitute the Board will inevitably lead to an expensive and protracted proxy fight that will ultimately be funded with shareholders’ cash.  Frankly, we believe a vast majority of the shareholders would prefer to receive a distribution of this cash rather than seeing it squandered on an unnecessary proxy contest.  It is therefore incumbent upon the Board to make every effort to avoid a proxy contest and resolve this matter as soon as possible.  It is our strong view that such a resolution should include the following terms:

•	The Company agrees to install a smaller and more focused Board that has meaningful and broad shareholder representation.

•	The Company agrees to pay a meaningful cash dividend to shareholders of no less than $120 million.

•	The Company agrees to take the steps necessary to divest at least one of its remaining business units and use the proceeds to pay another meaningful dividend to shareholders.

•	The Company agrees to take the steps necessary to have its shares relisted on Nasdaq.

•	The Company agrees to regularly hold quarterly earnings calls.

We continue to believe that there is significant value inherent in the Company and this matter has the potential to be resolved in a manner that could actually unlock material shareholder value.  It is our hope that cooler heads will prevail and the collective Board will seize this opportunity to do what is best for all shareholders.  While it works to resolve the current situation, we implore the Board to refrain from making any acquisitions in view of the Company’s dismal acquisition track record and returns on invested capital.  Coming to a resolution that is based on the recommendations set forth above should be the top priority of each director, consistent with his and her fiduciary duties.  Any director who fails to recognize this will be held accountable by the shareholders.

Sincerely,

/s/ William C. Martin

William C. Martin